Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, for the three and six months ended June 30, 2022 and 2021 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us”, or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, PHA121, is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, which is a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR®). We designed PHA121 to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. We believe PHA121 has the potential to provide a safe, effective and convenient option for both acute and prophylactic treatments of HAE, in the form of our PHVS416 on-demand rapid exposure product candidate, and for prophylaxis of HAE, in the form of our PHVS719 small daily dose extended-release product candidate. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since PHA121 blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it.

In our completed Phase 1 trials to-date, we have observed that PHA121 was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge, which had been utilized as a validated surrogate assessment for dose selection in the icatibant development program. The data also allowed us to compare the projected therapeutic performance of PHA121 in comparison with that of icatibant, but we do not yet have data from a PHA121 Phase 2 study. We plan to progress PHA121 through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and extended-release product candidate, PHVS719, respectively.

We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021. We also commenced CHAPTER-1, a Phase 2 clinical trial for prophylaxis in 2021 using twice-daily dosing of the PHVS416 softgel capsules. Our primary objective with CHAPTER-1 is to assess the safety profile of PHVS416 dose regimens for prophylactic treatments in HAE patients. Please see “Recent Announcements” for an update regarding these clinical trials. We also initiated a Phase 1 clinical trial with PHVS719 in 2021 to assess pharmacokinetics of the extended-release formulation and reported results in the first quarter of 2022. In healthy volunteers, a single dose of PHVS719 was well tolerated with an extended-release profile supporting once-daily dosing.

A wide variety of events beyond our control, including natural or man-made disasters, power shortages, fires, extreme weather conditions, pandemics, epidemics or outbreaks of infectious diseases, political instability or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future. These events may cause businesses and government agencies to be shut down, supply chains to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions.

In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. We have also taken steps to identify and mitigate the adverse effects and risks to the Company as a result of the pandemic. We have modified our business practices, including implementing work from home arrangements for employees able to perform their duties remotely and practicing safe social distancing in our operations. We expect to continue to take actions as may be required or recommended by government authorities or in the best interests of our employees and business partners. While the impact of COVID-19 on the Company’s operations and financial performance has so far been limited, the extent to which COVID-19 may impact our financial condition or results of operations in the future is uncertain. For instance, the ongoing spread of variants of the COVID-19 virus may continue to interrupt, or delay, our clinical trial activities, regulatory reviews, manufacturing activities and supply chain. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, including among other things, the effectiveness and outreach of COVID-19 vaccines.

In addition, the invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and also adversely affect our ability to conduct ongoing and future clinical trials of our product candidates. For example, our RAPIDe-1 study includes a significant number of patients in Germany, Poland, and Bulgaria. A further escalation of the conflict in Ukraine may potentially impact our ability to complete our ongoing and planned clinical trials in these countries on a timely basis, or at all. Clinical trials in these countries could be suspended or terminated, and we may be prevented from obtaining data on patients already enrolled at affected sites. Any of the foregoing could impede the execution of our clinical development plans.

Recent Announcements

On May 11, 2022, we announced the appointment of Joan Schmidt, J.D., to the newly created position of Chief Legal Officer, effective June 1, 2022.

On August 22, 2022, we announced that the U.S. Food and Drug Administration (the “FDA”) had verbally informed us that, based on its review of nonclinical data, it is placing a clinical hold on the clinical trials of PHA121 in the United States (the “clinical hold”). The FDA indicated it will provide a formal clinical hold letter to Pharvaris within approximately 30 days following the verbal notice.

On September 12, 2022, we announced that we have received formal clinical hold letters from the FDA. The FDA requested that we conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure. The letters stated that the nonclinical observations are unlikely due to B2 receptor antagonism, the primary mechanism of action of our compound. We plan to request a Type A meeting with the FDA to discuss on-demand and prophylactic proposals to address the clinical holds. In the RAPIDe-1 study, subsequent to the clinical hold in the U.S., we continue to evaluate PHVS416 for HAE attacks in patients enrolled outside the U.S. Given the current dataset of evaluable attacks, we anticipate announcing top-line data for the RAPIDe-1 study in the fourth quarter of 2022. We are working with country-specific regulatory authorities regarding the ongoing CHAPTER-1 Phase 2 study of PHVS416 for the prophylactic treatment of HAE attacks. We have notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical hold. When we have more clarity regarding the impact of the U.S. clinical hold and additional feedback from global regulatory authorities, we will provide guidance on the timing of announcing top-line data for the CHAPTER-1 trial.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of PHA121. Since our inception, we have devoted substantially all our resources to research and development efforts relating to the development of PHA121 and our product candidates PHVS416 and PHVS719. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates PHVS416 and PHVS719, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•	employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;

•	nonclinical expenses, which include costs of our outsourced discovery and nonclinical development studies;

•

clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs;

•

manufacturing expenses, which include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;

•

costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities and reviewing the design and conduct of clinical trials for compliance with applicable requirements;

•	costs in connection with investigator-sponsored clinical trials and evaluations;

•	advisers’ fees, including discovery, nonclinical, clinical, chemistry, manufacturing, and controls- related and other consulting services;

•	intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and

•	license costs.

We anticipate that our total research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct nonclinical studies or clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates.

Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “Item 3. Key Information—D. Risk factors” in our Annual Report for a discussion of these risks and uncertainties.

Selling and distribution expenses

Historically, we have not incurred any selling and distribution expenses. If our product candidates are approved for registration and marketing, we anticipate incurring substantial selling and distribution expenses in future periods in order to establish an infrastructure for marketing and distribution, obtain supplies of active pharmaceutical ingredients, and manufacture commercial quantities of our product candidate.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. General and administrative expenses consist of the following:

•	employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;

•	independent auditors’ and advisers’ fees, including accounting, tax, legal, and other consulting services;

•	rental expenses, facilities and IT expenses, and other general expenses relating to our operations; and

•	expenses related to the build-out of our commercial organization, including assessments of the HAE market landscape, pricing research, and congress attendance.

We anticipate that the continuing development of our business and the expense of maintaining directors’ and officers’ liability insurance, will contribute to future increase in general and administrative expenses. We also expect that general and administrative expenses will increase in the future as we incur additional costs associated with being a public company in the United States.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan, or the Plan, in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. In order to incentivize our directors and employees, our Board adopted the Pharvaris N.V. 2021 Equity Incentive Plan (the “2021 Plan”) for employees, consultants and directors prior to the completion of our initial public offering (“IPO”). The 2021 Plan became effective upon our conversion from Pharvaris B.V. into Pharvaris N.V., which occurred prior to the consummation of our IPO. The 2021 Plan provides for the grant of options, stock appreciation rights, restricted stock, RSUs, performance stock awards, other stock-based awards, performance cash awards and substitute awards. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expenses.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021 included as Exhibit 99.3 to this Report on Form 6-K. The discussion below should be read along with these condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2022 and 2021

	For the three months ended June 30

	2022	2021	Change	%

	(in €)
Research and development expenses	(13,721,637)	(8,060,599)	(5,661,038)	70%
General and administrative expenses	(7,660,133)	(4,664,726)	(2,995,407)	64%
Total operating expenses	(21,381,770)	(12,725,325)	(8,656,445)	68%
Operating loss	(21,381,770)	(12,725,325)	(8,656,445)	68%
Finance income/(expense)	11,501,804	(2,474,483)	13,976,287	(565)%
Loss before tax	(9,879,966)	(15,199,808)	5,319,842	(35)%
Income taxes	(2,741,102)	(2,965)	(2,738,137)	92349%
Loss for the period	(12,621,068)	(15,202,773)	2,581,705	(17)%

Revenues

We did not generate any revenues for the three months ended June 30, 2022 and June 30, 2021.

Research and development expenses

	For the three months ended June 30

	2022	2021	Change	%

	(in €)
Personnel expenses	(3,061,036)	(1,759,669)	(1,301,367)	74%
Clinical expenses	(7,175,545)	(3,496,223)	(3,679,322)	105%
Nonclinical expenses	(1,016,793)	(1,181,660)	164,867	(14)%
Manufacturing costs	(2,419,143)	(1,601,980)	(817,163)	51%
Intellectual Property costs	(49,120)	(21,067)	(28,053)	133%

Total research and development expenses	(13,721,637)	(8,060,599)	(5,661,038)	70%

Research and development expenses increased from €8,060,599 for the three months ended June 30, 2021 to €13,721,637 for the three months ended June 30, 2022. The increase in the research and development expenses is mainly driven by the progress made in the PHVS416 and PHVS719 development programs in the three months ended June 30, 2022. Clinical expenses increased by €3,679,322 for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 due to the progress on and expansion of the on-demand and prophylactic programs. Nonclinical expenses decreased by €164,867 for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 due to completion of certain nonclinical studies supporting the PHVS416 and PHVS719 clinical trial programs. Manufacturing costs relating to the API and pharmaceutical development of PHVS416 and PHVS719 increased by €817,163 for the three months ended June 30, 2022 compared to the three months ended June 30, 2021 due to supply costs associated with both clinical programs, the post-Phase 3 nonclinical study package and preparations for commercial supply. In the personnel expenses for the three months ended June 30, 2022 and 2021 an amount of €1,014,655 and €694,084, respectively, was included which related to share-based payments compensation arrangements. The increase in the share-based compensation is due to the new grants awarded in the three months ended June 30, 2022 and the cumulative charges of the awards granted up the three months ended March 31, 2022. The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

General and administrative expenses

	For the three months ended June 30

	2022	2021	Change	%

	(in €)
Personnel expenses	(3,825,151)	(1,795,721)	(2,029,430)	113%
Consulting fees	(254,899)	(161,559)	(93,340)	58%
Professional fees	(911,170)	(324,793)	(586,377)	181%
Accounting, tax and auditing fees	(290,159)	(648,626)	358,467	(55)%
Facilities, communication and office expenses	(1,618,732)	(1,510,566)	(108,166)	7%
Travel expenses	(260,446)	(2,563)	(257,883)	10062%
Other expenses	(499,576)	(220,898)	(278,678)	126%

Total general and administrative expenses	(7,660,133)	(4,664,726)	(2,995,407)	64%

General and administrative expenses increased from €4,664,726 for the three months ended June 30, 2021 to €7,660,133 for the three months ended June 30, 2022. The increase in general and administrative expenses was mainly driven by the growth of the Company following the completion of the IPO, which also led to additional expenses inherent to being a public company and increasing costs related to our commercial buildout. In the personnel expenses for the three months ended June 30, 2022 and 2021 an amount of €2,128,184 and €1,078,654 respectively, was included which related to share-based compensation arrangements. The increase in the share-based compensation expenses is due to the new grants (options and RSUs) made in three months ended June 30, 2022 and the cumulative charges of the awards already granted in the three months ended March 31, 2022. The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

Finance income/(expense)

Finance income/(expense) for the three months ended June 30, 2022 and 2021 were €11,501,804 and (€2,474,483) respectively, a change of €13,976,287. The amount mainly relates to unrealized foreign exchange income, which is the result of translating the Company’s bank balances held in USD to EUR. The foreign exchange rates changed in favor of the Company in the second quarter of 2022.

Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full year basis and subsequently allocated using the expected full year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The total tax expense over the three months ended June 30, 2022 principally relates to the Dutch fiscal unity for the utilization of a deferred tax asset (“DTA”) on carry forward losses which previously was not recognized, and a current tax expense which is calculated over the six months ended June 30, 2022, mainly driven by foreign exchange gains.

Comparison of the six months ended June 30, 2022 and 2021

	For the six months ended June 30

	2022	2021	Change	%

	(in €)
Research and development expenses	(27,236,126)	(16,132,053)	(11,104,073)	69%
General and administrative expenses	(13,525,138)	(8,436,415)	(5,088,724)	60%
Total operating expenses	(40,761,264)	(24,568,468)	(16,192,796)	66%
Operating loss	(40,761,264)	(24,568,468)	(16,192,796)	66%
Finance income	14,892,983	3,344,373	11,548,610	345%
Loss before tax	(25,868,281)	(21,224,095)	(4,644,186)	22%
Income taxes	(2,779,817)	(21,554)	(2,758,263)	12797%
Loss for the period	(28,648,098)	(21,245,649)	(7,402,449)	35%

Revenues

We did not generate any revenues for the six months ended June 30, 2022 and June 30, 2021.

Research and development expenses

	For the six months ended June 30
	2022	2021	Change	%

	(in €)
Personnel expenses	(5,590,207)	(3,768,165)	(1,822,042)	48%
Clinical expenses	(13,741,610)	(6,761,928)	(6,979,682)	103%
Nonclinical expenses	(1,832,918)	(2,143,713)	310,795	(14)%
Manufacturing costs	(5,883,668)	(2,920,172)	(2,963,496)	101%
License costs	—	(500,000)	500,000	(100)%
Intellectual Property costs	(187,723)	(38,075)	(149,648)	393%

Total research and development expenses	(27,236,126)	(16,132,053)	(11,104,073)	69%

Research and development expenses increased from €16,132,053 for the six months ended June 30, 2021 to €27,236,126 for the six months ended June 30, 2022. The increase in the research and development expenses is mainly driven by the progress made in the PHVS416 and PHVS719 development programs in the first six months of 2022. Clinical expenses increased by €6,979,682 for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to the progress on and expansion of the on-demand and prophylactic programs. Nonclinical expenses decreased by €310,795 for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to completion of certain nonclinical studies supporting the PHVS416 and PHVS719 clinical trial programs. Manufacturing costs relating to the API and pharmaceutical development of PHVS416 and PHVS719 increased by €2,963,496 for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 due to supply costs for both clinical programs, the post-Phase 3 nonclinical study package and preparations for commercial supply. For the six months ended June 30, 2021 license costs reflected a milestone payment of €500,000 that was paid to Analyticon upon the start of the clinical Phase 2. In the personnel expenses for the six months ended June 30, 2022 and 2021 an amount of €1,943,566 and €2,052,787, respectively, was included related to the share-based compensation arrangements. The decrease in the share-based compensation expenses is due to a remeasurement of the fair values of the stock options related to the performance periods 2021 and 2022 that occurred in the six months ended June 30, 2021 and the offset due to the new grants during the 6-month period, and the cumulative charges for the grants up to December 31, 2021. The remaining increase in personnel expenses was driven by the growth of our organization and yearly merit adjustments.

General and administrative expenses

	For the six months ended June 30

	2022	2021	Change	%

	(in €)
Personnel expenses	(6,270,034)	(3,036,786)	(3,233,248)	106%
Consulting fees	(432,811)	(390,872)	(41,939)	11%
Professional fees	(1,795,170)	(1,132,706)	(662,464)	58%
Accounting, tax and auditing fees	(594,657)	(1,086,756)	492,099	(45)%
Facilities, communication and office expenses	(3,246,830)	(2,462,147)	(784,683)	32%
Travel expenses	(404,200)	(3,357)	(400,843)	11941%
Other expenses	(781,436)	(323,791)	(457,645)	141%

Total general and administrative expenses	(13,525,138)	(8,436,415)	(5,088,724)	60%

General and administrative expenses increased from €8,436,415 for the six months ended June 30, 2021 to €13,525,138 for the six months ended June 30, 2022. This is mainly driven by the growth of our organization following the completion of the IPO, which also led to additional expenses related to the operations of a public company and increasing costs related to our commercial buildout. In the personnel expenses for the six months ended June 30, 2022 and 2021 an amount of €3,146,211 and €1,816,561 respectively, was included which related to share-based compensation arrangements. The increase in the share-based compensation expenses is due to the grants made in the first six months of 2022. The remaining increase in personnel expenses is driven by the growth of our organization resulting in additional employees hired, and yearly merit adjustments.

Finance income/(expense)

Finance income for the six months ended June 30, 2022 and 2021 were €14,892,983 and €3,344,373 respectively, a change of €11,548,610. The amount mainly relates to unrealized foreign exchange income, which is the result of translating the group’s bank balances held in USD to EUR. The EUR/USD exchange rate has changed to our favor for the six months ended June 30, 2022.

Income taxes

Income taxes are accounted for in line with IAS 34. The interim period is considered part of a larger financial year, where the income tax is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated tax expenses are determined based on a full year basis and subsequently allocated using the expected full year effective tax rate. The one-off items are recognized in full in the interim period in which they emerge. In the total interim tax charge, no distinction is made between current and deferred tax expenses/income.

The total tax expense over the six months ended June 30, 2022 principally relates to the Dutch fiscal unity for the utilization of a DTA on carry forward losses which previously was not recognized, and a current tax expense which is calculated over the six months ended June 30, 2022, mainly driven by foreign exchange gains.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2022 and 2021 we incurred losses of €28,648,098 and €21,245,649 respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales of our product candidate until it has been approved by regulatory authorities and we have commercialized it. There is no assurance that we will be able to do so.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. On March 1, 2022, we entered into a sales agreement with SVB Securities LLC, or SVB Securities, pursuant to which we may sell ordinary shares having an aggregate offering price of up to $75 million from time to time through SVB Securities. During the six months ended June 30, 2022, we sold a total of 588,100 ordinary shares in two different transactions under the sales agreement generating total net proceeds of $9,698,504, after deducting $299,954 which was payable to SVB Securities as commission in respect of such sales. As of June 30, 2022 we had cash and cash equivalents of €201.4 million. Our cash and cash equivalents consist solely of cash at bank.

We do not expect positive operating cash flows in the foreseeable future and remain dependent on additional financing to fund our research and development expenses, general and administrative expenses and financing costs. We believe that the available cash balances are sufficient to execute our operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for at least twelve months from the issuance date of our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021. Accordingly, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Our future viability is dependent on our ability to raise additional capital to finance operations. We will need to finance our operations through public or private securities offerings, debt financings or other sources, which may include licensing, collaborations or other strategic transactions or arrangements. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining such additional financing on terms acceptable to us, if at all. If we are unable to obtain funding, we could be forced to delay, reduce, or eliminate some or all of our research and development programs for product candidates, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Our contractual obligations and commitments as of June 30, 2022 amounted to €16 million, primarily related to research and development commitments.

Cash Flows

Comparison for the six months ended June 30, 2022 and June 30, 2021

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the six months ended June 30

	2022	2021	Change	%

	(in €)
Net cash flows used in operating activities	(31,568,574)	(22,058,913)	(9,509,661)	43%
Net cash flows used in investing activities	(49,739)	(33,554)	(16,185)	48%
Net cash flows provided by financing activities	8,823,313	144,306,260	(135,482,947)	(94)%
Net increase (decrease) in cash and cash equivalents	(22,794,999)	122,213,793	(145,008,792)	(119)%
Cash and cash equivalents at the beginning of the period	209,353,132	98,628,871	110,724,261	112%
Effect of exchange rate changes	14,824,955	3,475,076	11,349,879	327%
Cash and cash equivalents at the end of the period	201,383,087	224,317,740	(22,934,653)	(10)%

Operating activities

Net cash used in operating activities reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based compensation, changes in working capital and interest accruals and payments.

Net cash used in operating activities was €31,568,574 for the six months ended June 30, 2022, an increase of €9,509,661, compared to €22,058,913 for the six months ended June 30, 2021, primarily reflecting the increase in research and development expenses and other operating expenses, due to progression made in the PHVS416 and PHVS719 development programs and the growth of our organization in 2021 and 2022.

Investing activities

Net cash flows used in investing activities increased by €16,185 from €33,554 for the six months ended June 30, 2021 to €49,739 for the six months ended June 30, 2022, primarily as a result of capital expenditure related to office equipment in 2022.

Financing activities

Net cash flows provided by financing activities decreased by €135,482,947 from €144,306,260 for the six months ended June 30, 2021 to € 8,823,313 for the six months ended June 30, 2022. The net cash inflow in 2021 was the result of the proceeds from the IPO net of underwriting discount and other transaction costs. The cash inflow in six months ended June 30, 2022 relates to the sale of the ordinary shares under the sales agreement with SVB Securities offset by cash flows related to financial lease and transaction costs.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2022, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in Note 2.19 to our consolidated financial statements in the Annual Report.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on PHA121 clinical trials in the U.S;

•

the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage global clinical trials and are currently on hold in the U.S. as a result of the clinical hold;

•	risks associated with the COVID-19 pandemic, which may adversely impact our business, nonclinical studies and clinical trials, the timing of regulatory approvals and the value of our ordinary shares;

•	the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719 or any other product candidate that we may develop in the future;

•	our ability to market, commercialize and achieve market acceptance for our product candidates PHVS416 and PHVS719 or any of our other product candidates that we may develop in the future, if approved;

•	our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;

•	our dependence on third parties to perform critical activities related to the research, nonclinical safety and toxicology studies, development and manufacturing of our product candidates;

•	disruptions at the FDA and other government agencies;

•	the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our ability to raise capital when needed and on acceptable terms;

•	our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;

•	our reliance on collaboration partners and licensees, whose actions we cannot control;

•	the willingness of private insurers and other payors to provide reimbursement for our products;

•	regulatory developments in the United States, the European Union and other jurisdictions;

•	the outcome and timing of price negotiations with governmental authorities;

•	our ability to compete in the pharmaceutical industry and with competitive generic products;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	side effects or adverse events associated with the use of our product candidates;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	a loss of any of our key personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance;

•	our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;

•	our ability to comply with existing or future laws and regulations in a cost-efficient manner;

•	our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;

•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act or a foreign private issuer; and

•	changes in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.